# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TITAN INTERNATIONAL INC, CIK 0000899751
CUSIP: 88830M102
Title of class of securities: Common
Address of issuer's principal executive offices: 1525 KAUTZ ROAD, SUITE 600, WEST CHICAGO, Illinois (IL), 60185
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000814375

## Reporting persons
- DONALD SMITH & CO., INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,643,582; shared voting power 0; sole dispositive power 4,912,402; shared dispositive power 0; aggregate amount beneficially owned 4,941,157 (7.7% of the class)
- DSCO Value Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 28,755; shared voting power 0; sole dispositive power 28,755; shared dispositive power 0; aggregate amount beneficially owned 4,941,157 (7.7% of the class)

## Item 1. Issuer
Name of issuer: TITAN INTERNATIONAL INC
Address of issuer's principal executive offices: 1525 KAUTZ ROAD, SUITE 600, WEST CHICAGO, ILLINOIS, 60185.

## Item 2. Person Filing
Name of person filing: Donald Smith & Co.,Inc.
Address of principal business office or, if none, residence:
152 West 57th Street
New York, NY 10019
Citizenship: A Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4,941,157
Percent of class: 7.72%
Sole power to vote or to direct the vote:
Donald Smith & Co., Inc. 4,643,582
DSCO Value Fund, L.P. 28,755
Shared power to vote or to direct the vote: SEE ITEM 6
Sole power to dispose or to direct the disposition:
Donald Smith & Co., Inc. 4,912,402
DSCO Value Fund, L.P. 28,755
Shared power to dispose or to direct the disposition: SEE ITEM 6

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: 1. Donald Smith & Co., Inc. does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client?s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the institutional clients which Donald Smith & Co., Inc. serves as investment advisor. Any and all discretionary authority which has been delegated to Donald Smith & Co., Inc. may be revoked in whole or in part at any time. To the knowledge of Donald Smith & Co., Inc., with respect to all securities reported in this schedule owned by advisory clients of Donald Smith & Co., Inc., not more than 5% of the class of such securities is owned by any one client. 2. With respect to the remaining securities owned, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Titan International Inc. No one person?s interest in the Common Stock of Titan International Inc. is more than five percent of the total outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
Donald Smith & Co., Inc. IA
DSCO Value Fund, L.P. PN

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DONALD SMITH & CO., INC.: Richard L. Greenberg, CEO and Co-CIO (05/13/2026)
- DSCO Value Fund, L.P.: Richard L. Greenberg, CEO and Co-CIO (05/13/2026)